SUBJECT TO COMPLETION, DATED OCTOBER 3, 2006

We will amend and complete the information in this prospectus supplement.  This preliminary prospectus supplement and the prospectus are part of an effective registration statement filed with the Securities and Exchange Commission.  This preliminary prospectus supplement and the prospectus are not offers to sell nor solicitations of offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-132724

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated July 25, 2006)

$

Southwestern Public Service Company

$              Series E Senior Notes,     % due 2016
$              Series F Senior Notes,     % due 2036

This is an offering of $                     of Series E Senior Notes,     % due 2016 and $                     of Series F Senior Notes,     % due 2036 to be issued by Southwestern Public Service Company, a New Mexico corporation. We will pay interest on the notes on April 1 and October 1 of each year, commencing April 1, 2007. The Series E Senior Notes,     % due 2016 will mature on October 1, 2016. The Series F Senior Notes,     % due 2036 will mature on October 1, 2036. We may redeem the notes at any time, in whole or in part, at a “make whole” redemption price described in this prospectus supplement.

The notes will not be listed on any securities exchange or included in any automated quotation system. Currently, there is no public market for the notes. Please read the information provided under the caption “Supplemental Description of the Senior Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus for a more detailed description of the notes.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Series E Senior Note	Total Series E Notes	Per Series F Senior Note	Total Series F Notes
Public Offering Price	%	$	%	$
Underwriting Discount	%	$	%	$
Proceeds to Us (before expenses)%		$	%	$

The initial public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from                          , 2006 to the date of delivery.

The underwriters expect to deliver the notes in book-entry only form through the facilities of The Depository Trust Company against payment in New York, New York on or about                              , 2006.

Joint Book-Running Managers
Barclays Capital	Citigroup	KeyBanc Capital Markets

Lazard Capital Markets
HSBC
U.S. Bancorp Investments, Inc.

                                    , 2006

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any communication from us or the underwriters specifying the final terms of the offering. We have not and the underwriters have not authorized anyone to provide you with different information and if given, you should not rely on it. Neither we nor the underwriters are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

S-i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “objective,” “outlook,” “plans,” “possible,” “potential,” “preliminary,” “should” or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•       economic conditions, including their impact on capital expenditures and our ability to obtain financing on favorable terms, inflation rates and monetary fluctuations;

•       business conditions in the energy industry;

•       demand for electricity in the nonregulated marketplace;

•       trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

•       customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

•       financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Federal Energy Regulatory Commission and similar entities with regulatory oversight;

•       availability or cost of capital such as changes in: interest rates; market perceptions of the utility industry, us, Xcel Energy or any of its other subsidiaries; or security ratings;

•       factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel or natural gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; environmental incidents; or electric transmission or gas pipeline constraints;

•       employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees or work stoppages;

•       increased competition in the utility industry;

•       state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric markets; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

•       rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

•       social attitudes regarding the utility and power industries;

S-ii

•       cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

•       technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

•       significant slowdown in growth or decline in the U.S. economy, delay in growth or recovery of the U.S. economy or increased cost for insurance premiums, security and other items;

•       risks associated with implementation of new technologies; and

•       the other risk factors listed from time to time by us in reports filed with the SEC, including “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2005 and any updates thereto.

These risks and uncertainties are discussed in more detail under “Business,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2005 and other documents on file with the SEC. You may obtain copies of these documents as described under “Where You Can Find More Information” in the accompanying prospectus. The foregoing review should not be construed as exhaustive.

You are cautioned not to rely unduly on any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

S-iii

Prospectus Supplement Summary

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from the prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in our notes. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under “Where You Can Find More Information” in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Southwestern Public Service Company, a New Mexico corporation.

The Company

We are an operating utility engaged primarily in the generation, purchase, transmission, distribution and sale of electricity. We serve approximately 385,000 electric customers in portions of Texas and New Mexico. Our wholesale customers comprised approximately 38% of our total kilowatt hours sales in 2005. A major portion of our retail electric operating revenues is derived from operations in Texas.

We are a wholly owned subsidiary of Xcel Energy Inc. Xcel Energy was incorporated under the laws of the State of Minnesota in 1909. Among Xcel Energy’s other subsidiaries are Northern States Power Company, a Minnesota corporation, Northern States Power Company, a Wisconsin corporation, and Public Service Company of Colorado, a Colorado corporation. Xcel Energy is a publicly held company and files periodic reports and other documents with the SEC. A majority of the members of our Board of Directors and many of our executive officers are also executive officers of Xcel Energy.

Recent Developments

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of Financial Accounting Standards Board (FASB) Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”), requiring companies to fully recognize the funded status of pension plans on their balance sheets with all unrecognized amounts to be recorded in other comprehensive income. Although we continue to evaluate the impact of the new pronouncement, preliminary estimates indicate that, as a result of implementation of SFAS No. 158, assets could be reduced by approximately $20 million, other comprehensive income could be reduced by approximately $50 million and liabilities could be increased by approximately $30 million. The implementation of SFAS No.158 will have no impact on reported net income. SFAS No. 158 is effective as of the end of the fiscal year ending after December 15, 2006.

The Offering

The following summary contains basic information about this offering. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including “Supplemental Description of the Senior Notes,” and the accompanying prospectus, including “Description of Debt Securities.”

Issuer	Southwestern Public Service Company, a New Mexico corporation
Securities Offered	$ principal amount of Series E Senior Notes, % due 2016. $ principal amount of Series F Senior Notes, % due 2036.
Maturity	October 1, 2016 for the Series E Senior Notes, % due 2016. October 1, 2036 for the Series F Senior Notes, % due 2036.
Interest Rate	% per year for the Series E Senior Notes, % due 2016. % per year for the Series F Senior Notes, % due 2036.
Interest Payment Dates	April 1 and October 1 of each year, beginning on April 1, 2007.
Ranking and Collateral

The notes will be our unsecured and unsubordinated obligations and will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The indenture under which the notes will be issued will not prevent us from incurring additional indebtedness, which may be secured by some or all of our assets. We currently have no outstanding secured debt and no outstanding subordinated debt obligations. As of June 30, 2006, we had approximately $881 million of unsecured and unsubordinated obligations outstanding.

Ratings

The notes have been assigned a rating of “BBB” by Standard & Poor’s Ratings Services, “Baa1” by Moody’s Investors Service, Inc. and “A-” by Fitch Ratings. Ratings from credit rating agencies are not recommendations to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by the applicable rating agency and should be evaluated independently of any other ratings.

Optional Redemption

We may redeem either or both series of the notes at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) 100% of the principal amount of notes of the particular series being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes of the particular series being redeemed (excluding the portion of any such interest accrued to the date fixed for redemption), discounted to the date fixed for redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined under the caption “Supplemental Description of the Senior Notes — Optional Redemption”) plus      basis points, in the case of the Series E Senior Notes,      % due 2016, and      basis points, in the case of theSeries F Senior Notes,      % due 2036, plus in each case accrued and unpaid interest to the date fixed for redemption. We may redeem, in whole or in part, one series of the notes offered hereby without redeeming the other series.

Sinking Fund	None.

Use of Proceeds

We intend to add the net proceeds from the sale of the notes offered hereby to our general funds and apply those net proceeds, together with other available funds, which may include borrowings under our $250 million revolving credit facility, to the repayment at maturity of $500 million aggregate principal amount of our unsecured Series B Senior Notes, 5.125% due November 1, 2006. Affiliates of certain of the underwriters are lenders under our $250 million revolving credit facility.

Trustee	The Bank of New York.
Governing Law	The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, before purchasing our notes. The risks described therein or set forth below are those that we consider to be the most significant to your decision whether to invest in our notes. If any of the events described therein or set forth below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the notes, and this could result in your losing all or part of your investment.

Risks Related to the Notes

The notes would have a claim that is junior with respect to the assets securing any secured debt that we may issue.

The notes will be our unsecured obligations. The indenture under which the notes will be issued will not prevent us from incurring additional indebtedness, including secured debt which would have a prior claim on the assets securing that debt.

Any lowering of the credit ratings on the notes would likely reduce their value.

As described under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, our credit ratings could be lowered in the future. Any lowering of the credit rating on our notes would likely reduce the value of the notes offered hereby.

The notes have no prior public market and we cannot assure you that any public market will develop or be sustained after the offering.

Although the notes generally may be resold or otherwise transferred by holders who are not our affiliates, each series of notes will constitute a new issue of securities without an established trading market. We have been advised by the underwriters that they currently intend to make a market in both series of notes, but they have no obligation to do so and may discontinue market making at any time for either or both series without providing notice. There can be no assurance that a market for either or both series of the notes will develop or, if it does develop, that it will continue. If an active public market does not develop, the market price and liquidity of the notes may be adversely affected. Furthermore, we do not intend to apply for listing of the notes on any securities exchange or automated quotation system.

Use of Proceeds

We intend to add the net proceeds from the sale of the notes offered hereby to our general funds and apply those net proceeds, together with other available funds, which may include borrowings under our $250 million revolving credit facility, to the repayment at maturity of $500 million aggregate principal amount of our unsecured Series B Senior Notes, 5.125% due November 1, 2006. Affiliates of certain of the underwriters are lenders under our $250 million revolving credit facility.

Ratio of earnings to fixed charges

	Six Months Ended June 30,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges	2.2	2.8	2.6	3.5	3.1	4.5

For purposes of computing the ratio of earnings to fixed charges, (i) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and (ii) fixed charges consist of interest on long-term debt, other interest charges, the interest component of leases and amortization of debt discount, premium and expense.

Capitalization

The following table sets forth our capitalization as of June 30, 2006 on an actual basis and as adjusted to reflect the offering of the notes and the use of proceeds as described in “Use of Proceeds.” You should read the information in this table together with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and with “Selected Financial Data” included elsewhere in this prospectus supplement.

	As of June 30, 2006
	Actual		As Adjusted(1)
	(Thousands of Dollars)	% of Capitalization	(Thousands of Dollars)	% of Capitalization
Short-term debt	$—	—%	$50,000	3.0%
Current portion of long-term debt	500,000	29.7	—	—
Borrowings on utility money pool	54,700	3.2	54,700	3.2
Long-term debt(2)	325,931	19.3	775,694	46.0
Total debt	880,631	52.2	880,394	52.2
Common stockholder’s equity	805,300	47.8	805,300	47.8
Total capitalization	$1,685,931	100.0%	$1,685,694	100.0%

(1)          Adjusted to reflect the issuance and sale of the notes offered pursuant to this prospectus, assuming the issuance of $450 million aggregate principal amount of notes in this offering, and the application of the estimated net proceeds thereof (after deducting the estimated discount and offering expenses) and short-term borrowings of $50 million, which may include borrowings under our $250 million revolving credit facility, to the repayment of $500 million aggregate principal amount of our unsecured Series B Senior Notes, 5.125% due November 1, 2006.

(2)   Long-term debt is reported net of unamortized debt discount.

SELECTED FINANCIAL DATA

The following selected financial data as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003 have been derived from our audited financial statements and the related notes. The financial data as of June 30, 2006 and for the six months ended June 30, 2006 and 2005 have been derived from our unaudited financial statements. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited and unaudited financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the period ended June 30, 2006, which we incorporate by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus. The historical financial information may not be indicative of our future performance.

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(Thousands of Dollars)
Income Statement Data:
Operating revenue	$835,989	$693,729	$1,627,244	$1,333,775	$1,201,337
Operating expense	778,311	622,617	1,481,936	1,198,852	1,019,294
Operating income	57,678	71,112	145,308	134,923	182,043
Other income	3,166	4,914	7,057	3,005	4,617
Interest charges and financing costs	26,233	25,770	52,187	51,792	53,026
Income taxes	12,743	18,651	37,750	31,233	51,341
Net income	$21,868	$31,605	$62,428	$54,903	$82,293

	June 30,	December 31,
	2006	2005	2004
	(Thousands of Dollars)
Balance Sheet Data:
Current assets	$322,392	$399,646	$243,715
Net property, plant and equipment	1,984,088	1,983,749	1,958,437
Other assets	350,831	334,181	292,976
Total assets	$2,657,311	$2,717,576	$2,495,128
Current portion of long-term debt	$500,000	$500,000	$—
Short-term debt	—	85,000	36,000
Other current liabilities	313,173	300,508	227,616
Total current liabilities	$813,173	$885,508	$263,616
Deferred credits and other liabilities	$712,907	$692,054	$625,139
Long-term debt	325,931	325,776	825,462
Common stockholder’s equity	805,300	814,238	780,911
Total liabilities and equity	$2,657,311	$2,717,576	$2,495,128

CRITICAL ACCOUNTING POLICIES

You should consider the financial and other information contained in our audited and unaudited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the period ended June 30, 2006, which we incorporate by reference in this prospectus supplement and the accompanying prospectus, before making a decision to purchase the notes.

Preparation of financial statements and related disclosures in compliance with generally accepted accounting principles requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments, in and of themselves, could materially impact the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may have a significant effect not only on the operation of the business but also on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies have not changed. The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results and that require management’s most difficult, subjective or complex judgments. Each of these has a higher potential of resulting in materially different reported amounts under different conditions or when using different assumptions.

Accounting Policy	Judgments/Uncertainties Affecting Application
Regulatory Mechanisms and Cost Recovery

•  External regulatory decisions, requirements and regulatory environment

•  Anticipated future regulatory decisions and their impact

•  Impact of deregulation and competition on ratemaking process and ability to recover costs

Income Tax Accruals

•  Application of tax statutes and regulations to transactions

•  Anticipated future decisions of tax authorities

•  Ability of tax authority decisions/positions to withstand legal challenges and appeals

•  Ability to realize tax benefits through carrybacks to prior periods or carryovers to future periods

Benefit Plan Accounting

•  Future rate of return on pension and other plan assets, including impacts of changes to investment portfolio composition

•  Discount rates used in valuing benefit obligations

•  Actuarial period selected to recognize deferred investment gains and losses

Asset Valuation

•  Regional economic conditions affecting asset operation, market prices and related cash flows

•  Regulatory and political environments and requirements

•  Levels of future market penetration and customer growth

These policies are discussed in the “Notes to Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2005.

We continually make informed judgments and estimates related to these critical accounting policy areas, based on an evaluation of the varying assumptions and uncertainties for each area. For example:

•       probable outcomes of regulatory proceedings are assessed in cases of requested cost recovery or other approvals from regulators;

•       the ability to operate plant facilities and recover the related costs over their useful operating lives, or such other period designated by our regulators, is assumed;

•       probable outcomes of reviews and challenges raised by tax authorities, including appeals and litigation where necessary, are assessed;

•       projections are made regarding earnings on pension investments and the salary increases provided to employees over their periods of service; and

•       future cash inflows of operations are projected in order to assess whether they will be sufficient to recover future cash outflows, including the impacts of product price changes and market penetration to customer groups.

The information and assumptions underlying many of these judgments and estimates will be affected by events beyond our control, or otherwise change over time. This may require adjustments to recorded results to better reflect the events and updated information that becomes available.

Liquidity and capital resources

Cash Flows

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004
	(Thousands of Dollars)
Net cash provided by operating activities	$119,163	$61,187	$114,300	$164,115

Net cash provided by operating activities increased by $58 million, or 95%, for the first six months of 2006, compared with the first six months of 2005. The change was primarily due to the timing of working capital activity. Specifically, the collection of receivables and recoverable electric energy costs increased for the first six months of 2006, compared with the same period in 2005. Net cash provided by operating activities decreased by $50 million, or 30%, for the year ended December 31, 2005, compared with the year ended December 31, 2004. The change was primarily due to decreased collections of receivables and recoverable electric energy costs for the year ended December 31, 2005, compared with the year ended December 31, 2004.

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004
	(Thousands of Dollars)
Net cash used in investing activities	$(46,330)	$(54,412)	$(122,269)	$(118,042)

Net cash used in investing activities decreased by $8 million, or 15%, for the first six months of 2006, compared with the first six months of 2005. The change was primarily due to decreased capital expenditures during the first six months of 2006. Net cash used in investing activities increased by $4 million, or 4%, for the year ended December 31, 2005, compared with the year ended December 31, 2004. The change was primarily due to increased capital expenditures in 2005.

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004
	(Thousands of Dollars)
Net cash provided by (used in) financing activities	$(82,235)	$(6,775)	$17,371	$(55,937)

Net cash used in financing activities increased to $82 million for the first six months of 2006, compared with $7 million for the first six months of 2005. The change was primarily due to a repayment of short-term debt during the first six months of 2006. Net cash provided by financing activities increased by $73 million, or 131%, for the year ended December 31, 2005, compared with the year ended December 31, 2004. The change was primarily due to increased short-term borrowings and increased capital contributions from Xcel Energy in 2005.

Capital Requirements

Capital Expenditures.   The estimated cost as of December 31, 2005 of our capital expenditure programs and other capital requirements is approximately $99 million in 2006, $127 million in 2007 and $121 million in 2008.

All of our capital expenditure programs are subject to continuing review and modification. Actual utility construction expenditures may vary from the estimates due to a variety of factors, including changes in projected electric load growth, the desired reserve margin and the availability of purchased power, as well as alternative plans for meeting our long-term energy needs. In addition, our ongoing evaluation of compliance with future requirements to install emission-control equipment and merger, acquisition and divestiture opportunities to support corporate strategies may impact actual capital requirements.

Contractual Obligations and Other Commitments.   We have a variety of contractual obligations and other commercial commitments that represent prospective requirements in addition to our capital expenditure programs. The following is a summarized table of contractual obligations as of December 31, 2005.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(Thousands of Dollars)
Long-term debt principal and interest payments	$1,091,556	$540,057	$37,408	$126,041	$388,050
Operating leases	6,949	1,979	3,652	1,061	257
Unconditional purchase obligations(1)	2,628,348	407,677	663,359	631,508	925,804
Payments to vendors in process	15,104	15,104	—	—	—
Short-term debt	85,000	85,000	—	—	—
Total contractual cash obligations(2)	$3,826,957	$1,049,817	$704,419	$758,610	$1,314,111

(1)   Includes obligations to purchase fuel for electric generating plants and electricity for resale. Certain contractual purchase obligations are adjusted based on indices. The effects of price changes are mitigated, however, through cost-of-energy adjustment mechanisms.

(2)   We also have outstanding authority under contracts and blanket purchase orders to purchase up to approximately $29 million of goods and services through the year 2010, in addition to the amounts disclosed in this table and in the forecasted capital expenditures.

Dividend Policy

Historically, we have paid quarterly dividends to Xcel Energy. In 2004, 2005 and the first six months of 2006, we paid dividends to Xcel Energy of $94 million, $83 million and $59 million, respectively. The amount of dividends that we pay is dictated to some extent by the needs of Xcel Energy. The amount of dividends that we can pay is limited to some extent by certain regulatory and corporate law considerations.

Capital Sources

We expect to meet future financing requirements by periodically issuing long-term debt and short-term debt and from equity infusions from Xcel Energy to maintain desired capitalization ratios. Our common equity at June 30, 2006 was 47.8% of our total capitalization. To the extent Xcel Energy experiences constraints on available capital sources, it may limit its equity contributions to us.

Short-Term Funding Sources

We use a number of sources to fulfill short-term funding needs. Primary among these is operating cash flow, but also included are short-term borrowing arrangements such as utility money pool, commercial paper, notes payable and bank lines of credit. We have a $250 million revolving credit agreement that expires in April, 2010, which provides backup for our commercial paper program as well as direct borrowings. Borrowings under this credit facility are classified as a long-term liability on our balance sheet. The amount and timing of short-term funding needs depend in large part on financing needs for utility construction expenditures, as discussed previously under “ — Capital Requirements.”

Operating cash flow as a source of short-term funding is reasonably likely to be affected by operating factors such as weather; regulatory requirements, including rate recovery of costs, environmental regulation compliance and industry deregulation; changes in the trends for energy prices and supply; as well as operational uncertainties that are difficult to predict.

Short-term borrowing as a source of short-term funding is affected by access to the capital markets on reasonable terms. Our access varies based on financial performance and existing debt levels. If debt levels are perceived to be at or higher than standard industry levels or those levels that can be sustained by current operating performance, access to reasonable short-term borrowings could be limited. These factors are evaluated by credit rating agencies that review the operations of Xcel Energy and its subsidiaries on an ongoing basis.

Our cost of capital and access to capital markets for both long-term and short-term funding are dependent in part on credit rating agency reviews. As discussed above under the caption “Risk Factors — Risks Related to the Notes,” our credit ratings could be lowered in the future.

As of June 30, 2006, we had a nominal amount of cash and cash equivalents.

SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

Please read the following information concerning the notes in conjunction with the statements under “Description of Debt Securities” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Indenture dated February 1, 1999, as supplemented (the “Indenture”), from us to The Bank of New York, as successor trustee (the “Trustee”), including the Fourth Supplemental Indenture dated October 1, 2006 relating to the notes being offered hereby. The Indenture is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the notes are being offered and sold. As of June 30, 2006, there were four series of debt securities in an aggregate principal amount of $700 million outstanding under the Indenture.

General

We will offer $               principal amount of Series E Senior Notes,       % due 2016 as a series of notes under the Indenture. The entire principal amount of such series of notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on October 1, 2016.

We will offer $                principal amount of Series F Senior Notes,      % due 2036 as a series of notes under the Indenture. The entire principal amount of such series of notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on October 1, 2036.

Interest Payments

Each note will bear interest at the respective annual rate set forth on the cover page of this prospectus supplement for the applicable series from             , payable semi-annually on April 1 and October 1, beginning April 1, 2007, to the person in whose name the note is registered at the close of business on the March 15 or September 15 immediately preceding such April 1 and October 1. So long as the notes are in book-entry only form, we will wire any payments of principal, interest and premium to the Depository (as defined in the accompanying prospectus under the caption “Description of Debt Securities”) or its nominee. See “Book-Entry System” in the accompanying prospectus for a discussion of the procedures for payment to the beneficial owners. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

We may redeem either or both series of notes at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) 100% of the principal amount of notes of the particular series being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes of the particular series being redeemed (excluding the portion of any such interest accrued to the date fixed for redemption), discounted to the date fixed for redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus        basis points, in the case of the Series E Senior Notes,       % due 2016, and      basis points, in the case of the Series F Senior Notes,       % due 2036, plus in each case accrued and unpaid interest to the date fixed for redemption. We may redeem, in whole or in part, one series of the notes without redeeming the other series.

“Treasury Yield” means, for any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Term, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Yield will be calculated on the third business day preceding the date fixed for redemption.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable series of notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of notes.

“Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (2) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the quotations.

“Independent Investment Banker” means any one of Barclays Capital Inc., Citigroup Global Markets Inc., KeyBanc Capital Markets, a division of McDonald Investments Inc., or their respective successors, or, if such firms or their successors are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

“Reference Treasury Dealer” means (1) any one of Barclays Capital Inc., Citigroup Global Markets Inc., KeyBanc Capital Markets, a division of McDonald Investments Inc., or any other primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”) designated by, and not affiliated with, Barclays Capital Inc., Citigroup Global Markets Inc., KeyBanc Capital Markets, a division of McDonald Investments Inc., or their respective successors; provided, however, that if Barclays Capital Inc., Citigroup Global Markets Inc., KeyBanc Capital Markets, a division of McDonald Investments Inc., or any of its designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute or (2) any other Primary Treasury Dealer selected by us after consultation with an Independent Investment Banker.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by an Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

If we elect to redeem less than all of the notes of a series, the Trustee will select, in such manner as it deems fair and appropriate, the particular notes of that series or portions of them to be redeemed. On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the notes of that series or the portions of them so called for redemption will cease to accrue.

Notice of redemption will be given by mail not less than 30 days prior to the date fixed for redemption to the holders of notes to be redeemed (which, as long as the notes are held in the book-entry only system, will be the Depository, its nominee or a successor depository). A notice of redemption may provide that it is subject to the occurrence of any event before the date fixed for such redemption as described in such notice (“Conditional Redemption”) and such notice of Conditional Redemption shall be of no effect unless all such conditions to the redemption have occurred before such date or have been waived by us.

Sinking Fund

The notes do not provide for any sinking fund.

Form and Denomination

Each series of notes initially will be issued as a global note in the name of the Depository or a nominee of the Depository and will be available only in book-entry form. See “Book-Entry System” in the accompanying prospectus. Each series of notes is available for purchase in denominations of $1,000 and integral multiples thereof.

Events of Default

See “Description of Debt Securities — Defaults and Remedies” in the accompanying prospectus.

Same-Day Settlement and Payment

The underwriters will pay us and settle for the notes in immediately available funds. We will make all payments of principal and interest in immediately available funds.

Each series of notes will trade in DTC’s (as defined in the accompanying prospectus under the caption “Description of Debt Securities”) same-day funds settlement system until maturity or until the notes of that series are issued in certificated form, and secondary market trading activity in the notes of that series will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Governing Law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Underwriting

Barclays Capital Inc., Citigroup Global Markets Inc. and KeyBanc Capital Markets, a division of McDonald Investments Inc. (collectively, the “Representatives”), are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Series E Senior Notes	Principal Amount of Series F Senior Notes
Barclays Capital Inc.	$	$
Citigroup Global Markets Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.
Lazard Capital Markets LLC
HSBC Securities (USA) Inc.
U.S. Bancorp Investments, Inc.
Total	$	$

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to the approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement for the applicable series and some of the notes to dealers at such public offering price less a concession not to exceed       % of the principal amount of the notes, in the case of the Series E Senior Notes,      % due 2016, and      % of the principal amount of the notes, in the case of the Series F Senior Notes,      % due 2036. The underwriters may allow, and dealers may reallow, a concession not to exceed       % of the principal amount of the notes, in the case of the Series E Senior Notes,      % due 2016, and       % of the principal amount of the notes, in the case of the Series F Senior Notes,      % due 2036, on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the applicable series of notes):

Paid by the Company
Per Series E Senior Note, % due 2016%
Per Series F Senior Note, % due 2036%

The underwriters have informed us that they may make a market in both series of notes from time to time. The underwriters are not obligated to do this, and they may discontinue this market making for either or both series of notes at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the notes or that an active market will develop. We do not intend to apply for the notes to be listed on any national securities exchange or national securities quotation system.

In connection with the offering, the Representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes while the offering is in progress. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be $500,000.

The underwriters and their affiliates have performed investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business. In addition, as described previously, affiliates of certain of the underwriters are lenders under our $250 million revolving credit facility. One of Xcel Energy’s directors, Mr. Richard K. Davis, is the president and chief operating officer and one of the directors of U.S. Bancorp, the parent company of one of the underwriters.

Lazard Capital Markets LLC has informed us that it entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“Mitsubishi”), pursuant to which Mitsubishi provides certain advisory and/or other services to Lazard Capital Markets LLC, including in respect of this offering. Lazard Capital Markets LLC has informed us that, in return for the provision of such services by Mitsubishi to Lazard Capital Markets LLC, Lazard Capital Markets LLC will pay to Mitsubishi a mutually agreed upon fee.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL OPINIONS

Legal opinions relating to the notes will be rendered by Hinkle, Henlsey, Shanor & Martin, L.L.P., Amarillo, Texas and by Jones Day, Chicago, Illinois, counsel for our company. Certain legal matters relating to the notes will be passed upon by Dewey Ballantine LLP, New York, New York, for the underwriters. Dewey Ballantine LLP from time to time represents us and Xcel Energy’s other utility subsidiaries in regulatory matters.

PROSPECTUS

$500,000,000

SOUTHWESTERN PUBLIC SERVICE COMPANY

Tyler at Sixth Street
Amarillo, Texas 79101
(303) 571-7511

DEBT SECURITIES

We may offer for sale, from time to time, up to $500,000,000 aggregate principal amount of our unsecured debt securities. We refer to the unsecured debt securities being offered by the prospectus as the “Debt Securities.”  We may sell our Debt Securities in one or more series (1) through underwriters or dealers, (2) directly to a limited number of institutional purchasers, or (3) through agents. See “Plan of Distribution.” The amount and terms of the sale of a series of our Debt Securities will be determined at the time of sale and included in a prospectus supplement that will accompany this prospectus. You should read this prospectus and any supplement carefully before you invest. We cannot sell any of the Debt Securities unless this prospectus is accompanied by a prospectus supplement. That prospectus supplement will include if applicable:

•  the names of any underwriters, dealers or agents involved in the distribution of that series of Debt Securities;

•  any applicable commissions or discounts and the net proceeds to us from that sale;

•  the aggregate principal amount and offering price of that series of the Debt Securities;

•  the rate or rates (or method of calculation) of interest;

•  the time or times and place of payment of interest;

•  the maturity date or dates; and

•  any redemption terms or other specific terms of that series of Debt Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 25, 2006.

As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Southwestern Public Service Company that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the Corporate Secretary, Southwestern Public Service Company, c/o Xcel Energy Inc., 414 Nicollet Mall, 5th Floor, Minneapolis, Minnesota 55401, (612) 215-5346.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We are “incorporating by reference” the information we have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on February 28, 2006, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the Commission on May 1, 2006 and our Current Report on Form 8-K filed with the Commission on June 1, 2006 and any future filings made after the date of the registration statement of which this prospectus is a part with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities.

We are not required to, and do not, provide annual reports to holders of our Debt Securities unless specifically requested by a holder.

This prospectus is part of a registration statement we have filed with the SEC relating to our securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are also available at the SEC’s public reference room or through its Internet site.

You may also obtain a copy of our filings with the SEC at no cost by writing or telephoning us at the following address:

Attn: Corporate Secretary
Southwestern Public Service Company
c/o Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401
(612) 215-5346

OUR COMPANY

We were incorporated in 1921 under the laws of the State of New Mexico. We are an operating utility engaged primarily in the generation, purchase, transmission, distribution and sale of electricity. We serve approximately 395,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas. A major portion of our retail revenue is derived from operations in Texas. We derive a significant portion of our operating revenues from the wholesale sale of electric capacity and energy. Substantially all of this part of our business is comprised of sales of capacity and/or energy from our own generating facilities under long-term commitments. The wholesale customers we serve comprised approximately 38 percent of our total kilowatt hour sales in 2005.

We are a wholly owned subsidiary of Xcel Energy Inc. (“Xcel Energy”). Xcel Energy was incorporated under the laws of the State of Minnesota in 1909. Among Xcel Energy’s other subsidiaries are Public Service Company of Colorado, a Colorado corporation, Northern States Power Company, a Minnesota corporation, and Northern States Power Company, a Wisconsin corporation.

Our principal executive offices are located at Tyler at Sixth Street, Amarillo, Texas 79101 and our telephone number is (303) 571-7511.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or supplement information contained in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the caption “Where You Can Find More Information.”

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement relating to the issue of a particular series of Debt Securities, we intend to use the net proceeds from the sale of the Debt Securities offered hereby for general corporate purposes, including capital expenditures, repayment of short-term debt and refunding of long-term debt at maturity or otherwise. Our short-term debt aggregated approximately $44.4 million as of June 1, 2006. The specific allocation of the proceeds of a particular series of the Debt Securities will be described in the prospectus supplement relating to that series.

RATIO OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES

(unaudited)

	Three Months Ended	Year Ended December 31,
	March 31, 2006	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges	2.4	2.8	2.6	3.5	3.1	4.5

For purposes of computing the ratio of earnings to fixed charges, (i) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits; and (ii) fixed charges consist of interest on long-term debt, other interest charges and amortization of debt discount, premium and expense.

DESCRIPTION OF DEBT SECURITIES

The description below contains summaries of selected provisions of the indenture, including the supplemental indenture, under which the Debt Securities will be issued. These summaries are not complete. The indenture and the form of supplemental indenture have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness under different registration statements.

The Debt Securities will be represented either by global securities registered in the name of the Depository, or its nominee, or by securities in certificate form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the caption “Book-Entry System” in this prospectus.

General

We may issue the Debt Securities in one or more new series under an Indenture dated February 1, 1999 between us and JPMorgan Chase Bank, N.A., as successor trustee (the “Trustee”). This indenture, as previously supplemented and as to be supplemented by a new supplemental indenture for each series of debt securities, is referred to in this prospectus as the “Indenture.” As of March 31, 2006, there were four series of debt securities in an aggregate principal amount of $700.0 million outstanding under the Indenture.

The holders of the outstanding securities do not, and, unless the prospectus supplement provides otherwise with respect to that series, the holders of any Debt Securities offered by this prospectus will not, have the right to require us to repurchase the Debt Securities if we become involved in a highly leveraged or change in control transaction. The Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, any change in control transaction and any incurrence of substantial additional long-term indebtedness, as securities or otherwise, by us in such a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal regulatory authorities. Management believes that such approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

The Debt Securities will be unsecured obligations and will rank on a parity with our other existing and future unsecured and unsubordinated indebtedness. We refer in this prospectus to debt securities issued under the Indenture, whether previously issued or to be issued in the future, including the Debt Securities, as the “securities.” The amount of securities that we may issue under the Indenture is not limited. The securities may be issued in series up to the aggregate principal amount which may be authorized by us from time to time.

The Debt Securities may be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. The prospectus supplement applicable to each of the Debt Securities will specify:

•  the title, aggregate principal amount, currency or composite currency and denomination of that series of Debt Securities;

•  the price or prices (or method for determining price or prices) at which the Debt Securities will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest;

•  the date of maturity of that series of Debt Securities;

•  the interest rate(s) (which may be fixed or variable), if any, of that series of Debt Securities;

•  the date or dates from which the interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

•  the manner of paying principal or interest;

•  the place or places where principal and interest will be payable;

•  the terms of any mandatory or optional redemption by us, including the terms of any sinking fund;

•  the terms of any redemption at the option of the holders;

•  whether the Debt Securities are to be issuable as registered Debt Securities, bearer Debt Securities, or both, and whether and upon what terms any registered Debt Securities may be exchanged for bearer Debt Securities and vice versa;

•  whether the Debt Securities are to be represented in whole or in part by a Debt Security in global form and, if so, the identity of the depository for any global Debt Security;

•  any tax indemnity provisions;

•  if the Debt Securities provide that payments of principal or interest may be made in a currency other than that in which Debt Securities are denominated, the manner for determining those payments;

•  the portion of principal payable upon acceleration of a Debt Security where the amount of principal due upon acceleration is less than the stated principal amount (“discounted security”);

•  whether and upon what terms Debt Securities may be defeased;

•  any events of default or restrictive covenants in addition to or in lieu of those set forth in the Indenture;

•  provisions for electronic issuance of Debt Securities or for Debt Securities in uncertificated form; and

•  any additional provisions or other special terms not inconsistent with the provisions of the Indenture, including any terms that may be required or advisable under United States laws or regulations, or advisable in connection with the marketing of the Debt Securities.

The Debt Securities of a particular series may be issued in whole or in part in the form of one or more global Debt Securities that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depository (“Depository”). Global Debt Securities may be issued in registered, bearer or uncertificated form and in either temporary or permanent form. Until it is exchanged in whole or in part for Debt Securities in definitive form, a global Debt Security may not be transferred except as whole by the Depository to a nominee or a successor depository. (Section 2.12.) See “Book-Entry System” in this prospectus.

Debt Securities of any series may be issued as registered Debt Securities, bearer Debt Securities or uncertificated Debt Securities, as specified in the terms of the series. Unless otherwise indicated in the prospectus supplement, registered Debt Securities will be issued in denominations of $1,000 and integral multiples of $1,000, and bearer Debt Securities will be issued in denominations of $5,000 and integral multiples of $5,000. One or more global Debt Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Debt Securities of the series to be represented by such global Debt Securities or Debt Securities.

Unless otherwise indicated in the prospectus supplement, in connection with its original issuance, no bearer Debt Security will be offered, sold, resold, or mailed or otherwise delivered to any location in the United States and a bearer Debt Security in definitive form may be delivered in connection with its original issuance only if the person entitled to receive the bearer Debt Security furnishes certification in a form acceptable to us and in compliance with applicable U.S. laws and regulations. (Section 2.04).

Any special United States federal income tax considerations applicable to bearer Debt Securities will be described in the prospectus supplement relating to that series of Debt Securities.

To the extent set forth in the prospectus supplement, except in special circumstances set forth in the Indenture, principal and interest on bearer Debt Securities will be payable only upon surrender of bearer Debt Securities and coupons at one of our paying agencies located outside of the United States. During any period necessary to conform to United States tax law or regulations, we will maintain a paying agent outside the United States to which the bearer Debt Securities and coupons may be presented for payment and will provide the necessary funds to the paying agent upon reasonable notice.

Registration of transfer of registered Debt Securities may be requested upon surrender of the Debt Securities at any of our agencies maintained for the purpose and upon fulfillment of all other requirements of the agent. Bearer Debt Securities and the related coupons will be transferable only by delivery.

Debt Securities may be issued under the Indenture as discounted securities to be offered and sold at a substantial discount from the principal amount thereof. Special United States federal income tax and other applicable considerations will be described in the prospectus supplement relating to the discounted securities.

Certain Covenants

The Debt Securities will not be secured by any of our properties or assets and will represent unsecured debt. Unless otherwise indicated in the prospectus supplement, the Indenture will not limit the amount of secured or unsecured debt that we may issue.

Successor Obligor

Unless otherwise indicated in the prospectus supplement, we will not consolidate with or merge into, or transfer all or substantially all of our assets to, any person, unless:

•  the person is organized under the laws of the United States or a state of the United States;

•  the person assumes by supplemental indenture all our obligations under the Indenture, the Debt Securities and any coupons;

•  all required approvals of any regulatory body having jurisdiction over the transaction have been obtained; and

•  immediately after the transaction no default (as described below) exists.

If these conditions are satisfied, then the successor will be substituted for us, and thereafter all our obligations under the Indenture, the Debt Securities and any coupons will terminate. (Section 5.01).

Exchange of Debt Securities

Registered Debt Securities may be exchanged for an equal aggregate principal amount of registered Debt Securities of the same series and maturity date in the authorized denominations as may be requested upon surrender of the registered Debt Securities at an agency of our company maintained for that purpose and upon fulfillment of all other requirements of the agent.

To the extent permitted by the terms of a series of Debt Securities authorized to be issued in registered form and bearer form, bearer Debt Securities may be exchanged for an equal aggregate principal amount of registered or bearer Debt Securities of the same series and maturity date in the authorized denominations as may be requested upon surrender of the bearer Debt Securities with all related unpaid coupons (except as may otherwise be provided in the Debt Securities) at an agency of our company maintained for that purpose and upon fulfillment of all other requirements of the agent. (Section 2.07). As of the date of this prospectus, it is expected that the terms of a series of Debt Securities will not permit registered Debt Securities to be exchanged for bearer Debt Securities.

Payment and Payment Agents

Principal, interest and premium, if any, on Debt Securities issued in the form of global securities will be paid in the manner described below under the caption “Book-Entry System.” Unless we indicate otherwise in the applicable prospectus supplement, interest on Debt Securities that are in the form of certificated securities will be paid by check mailed to the holder at that person’s address as it appears in the register for the Debt Securities maintained by the Trustee. Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on Debt Securities in the form of certificated securities will be payable by check at the office of the Trustee.

Defaults and Remedies

Unless otherwise indicated in the applicable prospectus supplement, the following will constitute events of default for a particular series of Debt Securities:

•  default in any payment of interest on any Debt Securities of that series when due and payable and the default continues for a period of 60 days;

•  default in the payment of the principal of any Debt Securities of that series when due and payable at maturity or upon redemption, acceleration or otherwise;

•  default in the payment or satisfaction of any sinking fund obligation with respect to any Debt Securities of that series as required by the resolution establishing such series and the default continues for a period of 60 days;

•  default in the performance of any of our other agreements applicable to that series and the default continues for 90 days after the notice specified below;

•  specified events of bankruptcy, insolvency or reorganization of our company; or

•  any other event of default provided for in the series. (Section 6.01).

A default in the performance of any of our other agreements applicable to that series is not an event of default until the Trustee or the holders of at least 25% in principal amount of the Debt Securities of the series notify us of the default and we do not cure the default within the time specified after receipt of the notice. If the holders notify us of a default, they must notify the Trustee at the same time. (Section 6.01)

Acceleration of Maturity.   If an event of default occurs and is continuing on a series, either the Trustee or the holders of at least 25 percent in principal amount of outstanding Debt Securities of that series may declare the principal of and accrued interest on all Debt Securities of the series to be due and payable immediately. The holders of a majority in principal amount of the outstanding Debt Securities of that series may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except the nonpayment of amounts due solely because of the acceleration. (Section 6.02)

Indemnification of Trustee.   The Trustee generally will be under no obligation to exercise any of its rights or powers under the Indenture unless the Trustee, upon a reasonable belief that exercising such rights or powers would expose it to any loss, liability or expense, receives indemnity satisfactory to it against such loss, liability or expense. (Section 7.01)

Right to Direct Proceedings.   The holders of a majority in principal amount of a series generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee, relating to that series. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or would expose the Trustee to personal liability or be unduly prejudicial to holders not joining in such proceeding. (Section 6.05)

Limitation on Rights to Institute Proceedings.   No holder of the Debt Securities of a series will have any right to pursue a remedy under the Indenture, unless:

•  the holder has previously given the Trustee written notice of a continuing event of default on the series;

•  the holders of at least 25 percent in principal amount of the outstanding Debt Securities of that series have made written request, and the holder or holders have offered indemnity satisfactory to the Trustee to pursue the remedy;

•  the Trustee has failed to comply with the request within 60 days after the request and offer; and

•  during such 60-day period the holders of a majority in principal amount of the outstanding Debt Securities of that series do not give the Trustee any inconsistent directions. (Section 6.06)

No Impairment of Right to Receive Payment.   Notwithstanding any other provision of the Indenture, the holder of any Debt Security will have the absolute and unconditional right to receive payment of the principal, premium, if any, and interest on that Debt Security when due, and to institute suit for enforcement of that payment. This right may not be impaired without the consent of the holder. (Section 10.02)

Notice of Default.   The Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default. Except in the case of a non-payment on the Debt Securities, the Trustee may withhold the notice if its committee of officers determines in good faith that it is in the interest of holders to do so. (Section 7.04) We are required to deliver to the Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Indenture. (Section 4.05)

Waiver.   The holders of not less than a majority in aggregate principal amount of a series may waive any default on the series, except a default in the payment of the principal, premium, if any, or interest on the series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series affected. (Section 6.04)

The Indenture does not have a cross-default provision. Thus, unless otherwise indicated in the applicable prospectus supplement, a default by us on any other debt (including any other series of securities issued under the Indenture) would not constitute an event of default.

Amendments and Waivers

Unless otherwise indicated in the applicable prospectus supplement, we and the Trustee may modify and amend the Indenture and the Debt Securities from time to time as described below. Depending upon the type of amendment, we may not need the consent or approval of any of the holders of the securities, or we may need either the consent or approval of the holders of a majority in principal amount of all outstanding securities affected by the proposed amendment or the consent or approval of each holder affected by the proposed amendment.

We will not need the consent of any holder for the following types of amendments:

•  to cure any ambiguity, omission, defect or inconsistency;

•  to provide for assumption of our obligations under the Indenture and the securities in the event of a merger or consolidation requiring such assumption;

•  to provide that specific provisions of the Indenture not apply to a series of securities not previously issued;

•  to create a series and establish its terms;

•  to provide for a separate trustee for one or more series; or

•  to make any change that does not materially adversely affect the rights of any holder of securities. (Article 10.)

We will need the consent of the holders of each outstanding security affected, if the proposed amendment would do any of the following:

•  reduce the amount of securities whose holders must consent to an amendment or wavier;

•  reduce the interest rate or change the time for payment of interest;

•  change the fixed maturity of any security;

•  reduce the principal of any non-discounted security or reduce the amount of principal of any discounted security that would be due on acceleration;

•  change the currency in which principal or interest is payable;

•  make any change that materially adversely affects the right to convert any security; or

•  waive any default in payment of interest or principal.

Amendments other than those described in the above paragraphs will require the approval of the holders of a majority in principal amount of the securities of all series affected voting as one class. A default on a series may be waived with the consent of the holders of a majority in principal amount of the securities of that series.

Legal Defeasance and Covenant Defeasance

Debt Securities of a series may be defeased in accordance with their terms and, unless otherwise indicated in the applicable prospectus supplement, as described below. At any time we may terminate as to a series all of our obligations (except for specified obligations regarding the defeasance trust and obligations to register the transfer or exchange of a Debt Security, to replace destroyed, lost or stolen Debt Securities and coupons and to maintain paying and other agencies for the Debt Securities) with respect to the Debt Securities of that series and any related coupons and the Indenture (“legal defeasance”).

At any time we may terminate as to a series of Debt Securities our obligations under any restrictive covenants which may be applicable to that particular series (“covenant defeasance”). We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, a series may not be accelerated by reference to any restrictive covenant which may be applicable to a particular series so defeased under the terms of the series.

To exercise either defeasance option as to a series, we must deposit in trust (the “defeasance trust”) with the Trustee money or direct obligations of the United States of America which have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer’s option, or certificates representing an ownership interest in those obligations for the payment of principal, premium, if any, and interest on the Debt Securities of the series to redemption or maturity and must comply with specified other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes. (Article 8.)

Resignation or Removal of Trustee

The Trustee may resign at any time by notifying us in writing and specifying the day upon which the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed. (Section 7.07.)

The holders of a majority in principal amount of the outstanding securities may remove the Trustee at any time (Section 7.07.) We may remove the Trustee if the Trustee fails to comply with specific provisions of the Trust Indenture Act of 1939, as amended, or fails to comply with the capital and surplus requirements as set forth in its most recent published report of condition. (Section 7.08.) We may also remove the Trustee if one of the following occurs:

•  the Trustee is adjudged a bankrupt or an insolvent;

•  a custodian or other public officer takes charge of the Trustee or its property;

•  the Trustee becomes incapable of acting;

•  or specified events of bankruptcy, insolvency or reorganization of our company occur. (Section 7.07.)

Governing Law

The Indenture and the Debt Securities will be governed by, and will be construed in accordance with, the laws of the State of New York.

Concerning the Trustee

JPMorgan Chase Bank, N.A., is the Trustee. We maintain banking relationships with the Trustee in the ordinary course of business. The Trustee also acts as trustee for some of our other securities as well as securities of some of our affiliates.

BOOK-ENTRY SYSTEM

Each series of Debt Securities offered by this prospectus may be issued in the form of one or more global Debt Securities, as applicable, representing all or part of that series of Debt Securities. This means that we will not issue certificates for that series of Debt Securities to the holders. Instead, a global security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased Debt Securities represented by a global security. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that the Depository, its nominees and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

We will wire principal, interest and any premium payments to the Depository or its nominee. We and the trustee will treat the Depository or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, we, the applicable trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

Unless otherwise specified in the prospectus supplement that describes a particular series of Debt Securities, DTC will act as Depository for those Debt Securities issued as global securities. The Debt Securities will be registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC’s records. The ownership interest of each actual purchaser of each Debt Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debt Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identify of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the Debt Securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Debt Securities unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds and distributions on the Debt Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC ) is the responsibility of us or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, securities certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book entry system has been obtained from DTC, and we and any underwriters, dealers or agents are not responsible for the performance by DTC of its obligations under the rules and procedures governing its operations or otherwise.

PLAN OF DISTRIBUTION

We intend to sell the Debt Securities offered by this prospectus to or through underwriters or dealers, and may also sell the Debt Securities directly to other purchasers or through agents, as described in the prospectus supplement relating to an issue of Debt Securities.

The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In connection with the sale of the Debt Securities, underwriters may receive compensation from us or from purchasers of the Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the Debt Securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement.

Under agreements into which we may enter in connection with the sale of the Debt Securities, underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

No person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, that information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities offered by this prospectus in any jurisdiction to any person to whom it is unlawful to make the offer in the jurisdiction. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that the information in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs since that date.

LEGAL OPINIONS

Legal opinions relating to the Debt Securities will be rendered by Hinkle, Henlsey, Shanor & Martin, L.L.P., Amarillo, Texas and by Jones Day, Chicago, Illinois, counsel for our company. Certain legal matters relating to the Debt Securities will be passed upon by Dewey Ballantine LLP, New York, New York, for any underwriters, dealers or agents named in a prospectus supplement.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$

Southwestern Public Service Company

$         Series E Senior Notes,     % due 2016

$         Series F Senior Notes,     % due 2036

PROSPECTUS SUPPLEMENT

                                             , 2006

Barclays Capital

Citigroup

KeyBanc Capital Markets

Lazard Capital Markets
HSBC
U.S. Bancorp Investments, Inc.